UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2005

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

34/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit   Description

1.1       Press release dated December 6, 2005
          Ross Systems Helps Consumer Products Companies Deliver the ‘Perfect
          Order’ During Holiday Shopping Season

1.2       Press release dated December 12, 2005
          CDC Corporation Announces Appointment of New President for CDC
          Software Group

1.3       Press release dated December 28, 2005
          CDC Corporation seeking a dialogue with Onyx with respect to a strategic transaction

1.4       Press release dated December 29, 2005
          CDC Corporation to hold a conference call on January 6th, 2006 at
          9:00 am EST to discuss its proposed strategic transaction with Onyx
          Software Corporation

1.5       Press release dated December 30, 2005
          CDC Corporation requests response from Onyx’s disinterested directors

1.6       Press release dated January 3, 2006
          America’s Top Builders Manage Explosive Growth; Prepare for Market
          Change with Pivotal

1.7       Press release dated January 4, 2006
          Discussions occurring between Onyx shareholders and CDC Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: January 5, 2006	By:	Steven Chan
	Name:	Steven Chan
	Title:	Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated December 6, 2005 -- Ross Systems Helps Consumer Products Companies Deliver the ‘Perfect Order’ During Holiday Shopping Season
1.2	Press release dated December 12, 2005 -- CDC Corporation Announces Appointment of New President for CDC Software Group
1.3	Press release dated December 28, 2005 -- CDC Corporation seeking a dialogue with Onyx with respect to a strategic transaction
1.4	Press release dated December 29, 2005 -- CDC Corporation to hold a conference call on January 6th, 2006 at 9:00 am EST to discuss its proposed strategic transaction with Onyx Software Corporation
1.5	Press release dated December 30, 2005 -- CDC Corporation requests response from Onyx’s disinterested directors
1.6	Press release dated January 3, 2006 -- America’s Top Builders Manage Explosive Growth; Prepare for Market Change with Pivotal
1.7	Press release dated January 4, 2006 -- Discussions occurring between Onyx shareholders and CDC Corporation